EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated July 10, 2007, relating to the consolidated financial statements and financial statement schedule of  Parlux Fragrances, Inc. (the "Company") (which report expresses an unqualified opinion and includes an explanatory paragraph relating to transactions with related parties as described in Note 2) and management's report on the effectiveness of internal control over financial reporting (which report expresses an adverse opinion on the effectiveness of the Company’s internal control over financial reporting because of material weaknesses), appearing in the Annual Report on Form 10-K of the Company for the year ended March 31, 2007.

Deloitte & Touche LLP

Fort Lauderdale, Florida

December 28, 2007